# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CytoMed Therapeutics Ltd, CIK 0001873093
CUSIP: Y1R80M106
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: #08-22 ONE COMMONWEALTH, 1 COMMONWEALTH LANE, Singapore, Singapore (U0), 149544
Date of event which requires filing of this statement: 07/20/2026
Amends the filing with accession number 0001493152-25-020068
Filed by CIK 0001970632
Persons authorized to receive notices and communications: Choo Chee Kong, #08-22 ONE COMMONWEALTH, 1 COMMONWEALTH LANE, Singapore, Singapore (U0), 149544, 65 6250 7738

## Reporting persons
- Choo Chee Kong (CIK 0001970632): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); source of funds: personal funds (PF); sole voting power 824,436; shared voting power 3,773,291; sole dispositive power 824,436; shared dispositive power 3,773,291; aggregate amount beneficially owned 2,899,746 (24.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: CytoMed Therapeutics Ltd
Address of issuer's principal executive offices: #08-22 ONE COMMONWEALTH, 1 COMMONWEALTH LANE, Singapore, Singapore (U0), 149544

## Item 2. Identity and Background
Name of person filing: Choo Chee Kong
Residence or business address: 1 Commonwealth Lane #08-22, Singapore 149544
Present principal occupation or employment: The Reporting Person is the Chairman of the Board and Director of the Issuer. The address of the Issuer is 1 Commonwealth Lane #08-22, Singapore 149544
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF; On July 14, 2026 and July 20, 2026, the Reporting Person acquired an aggregate of 200,000 Ordinary Shares from Teoh Teik Kee pursuant to two Share Purchase Agreements, each for 100,000 Ordinary Shares at a purchase price of $1.50 per share ($300,000 in the aggregate), settled through the Reporting Person's brokerage account with personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Choo Chee Kong has acquired all of the Ordinary Shares beneficially owned by him (1) in exchange for capital contributions to the Issuer or (2) through public purchases on the open market with his personal funds for investment purposes. The Reporting Person serves as Chairman of the Issuer and is a member of the board of directors of the Issuer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

the Reporting Person beneficially owns 2,899,746 Ordinary Shares, representing 24.30% of the Issuer's outstanding shares as of the date hereof.

This includes: (1) 2,075,310 Ordinary Shares held indirectly through Glorious Finance Limited ("Glorious Finance"), in which Mr. Choo Chee Kong owns a 55% stake. As such, he is deemed to beneficially own 55% of the 3,773,291 shares held by Glorious Finance, while disclaiming ownership of the remainder. These shares were issued in exchange for capital contributions; (2) 194,112 Ordinary Shares held by EP Capital Inc. ("EP Capital"), which Mr. Choo Chee Kong is deemed to beneficially own. These shares were issued in exchange for capital contributions; and (3) 630,324 Ordinary Shares held directly by Mr. Choo Chee Kong, acquired with personal funds. The calculation is based on 11,934,908 Ordinary Shares outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to Items 7-13 of the Cover Page. The Reporting Person has sole voting and dispositive power over 824,436 Ordinary Shares, and shared voting and dispositive power over 3,773,291 Ordinary Shares.
Transactions in the class effected during the past sixty days: Between July 14, 2026 and July 20, 2026, the Reporting Person acquired an aggregate of 200,000 ordinary shares of the Issuer as follows: (i) 100,000 Ordinary Shares on July 14, 2026 and 100,000 Ordinary Shares on July 20, 2026, pursuant to two Share Purchase Agreements with Teoh Teik Kee at $1.50 per share, settled through a brokerage account. All such transactions were conducted in compliance with the Issuer's insider trading policy and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person and the remaining shareholders of Glorious Finance Limited may be deemed to be acting as a "group" under Section 13(d)(3) as they share voting and dispositive power over the 3,773,291 Ordinary Shares of the Issuer. However, there is no formal agreement governing their voting or investment decisions.

Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this Item 7.

## Signatures
- Choo Chee Kong: /s/ Choo Chee Kong, Choo Chee Kong / Chairman and Director of CytoMed Therapeutics Limited (07/24/2026)